Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Fax: (202) 261-3333

VIA EDGAR

June 25, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Marsico Investment Fund (“Registrant”)

File Nos. 333-36975 and 811-08397

Ladies and Gentlemen,

On behalf of the Registrant, enclosed for filing via the EDGAR system pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 20 (“PEA 20”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 23 to the Registration Statement under the Investment Company Act of 1940, as amended. The amendment is being filed for the purposes of: (i) responding to comments from the staff of the Securities and Exchange Commission on Post-Effective Amendment No. 18 to the Registration Statement, which registered shares of the Marsico Global Fund and was filed via the EDGAR system on March 14, 2007; and (ii) making other non-material changes.

We hereby represent that PEA 20 does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

No fees are required in connection with this filing. Should you have any questions, feel free to contact the undersigned at 202.261.3371.

Sincerely,

/s/ Cynthia Baughman
Cynthia Baughman
Attachment